EXHIBIT 99.1

POET Technologies and Liobate Technologies Collaborate on Ultra-High-Performance Photonic Integrated Circuits

TORONTO, Feb. 24, 2022 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced a collaboration with Liobate Technologies to incorporate advanced Thin-Film Lithium Niobate (“TFLN”) modulators onto POET’s Optical Engines supporting power-efficient ultra-high-bandwidth electro-optic conversion for data center and telecom applications. This multi-phase, co-development project is initially focused on delivering and commercializing a POET 400/800Gps Transmit and Receive Optical Engine.

“We are very pleased to be working with one of the leading companies in TFLN modulators,” said Dr. Suresh Venkatesan, Chairman and CEO of POET Technologies. “Of all the materials currently under development for high-speed modulators, including monolithic silicon, indium phosphide and advanced polymers, we believe that TFLN offers the most promise for early commercial deployment and potential long-term success. The POET Optical Interposer platform is a hybrid integration platform, which provides the flexibility to utilize the most appropriate modulator for specific applications.  We are pursuing multiple paths for light modulation, including silicon, TFLN-based electro-optic modulators, as well as Directly Modulated Lasers (DML) that do not require a separate modulating device.  Our goal is to match components to the superior optical and electrical performance characteristics of the POET Optical Interposer, enabling POET to introduce ground-breaking performance in Optical Engines and Optical Interposer-based photonic integrated circuits for high-speed transceivers and co-packaged optics applications.”

Historically, Lithium Niobate has been one of the most mature, reliable and low-cost substances used in modulators, but because of its bulk and low power efficiency, it has not been widely used in high-speed, high-density optical interconnects in cloud datacenters. Known for its inherent high bandwidth, low insertion loss, nonlinear optical qualities and extreme reliability, it was not until the recent development of Thin-Film Lithium Niobate by a small number of companies globally that the use of this material is now enabling new applications in millimeter wave data communications, telecommunications, sensing and quantum computing.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

POET Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	POET Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, its co-development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development and co-development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, including the success of co-development efforts and useability of certain materials, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, the failure of its development and co-development efforts, the use of inappropriate materials or components, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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